UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October  2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

BIOHAVEN AND FOX CHASE CHEMICAL DIVERSITY CENTER ANNOUNCE STRATEGIC ALLIANCE IN EARLY STAGE DRUG DISCOVERY RESEARCH

Toronto, Ontario, October 1, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), are pleased to announce a strategic alliance with ALS Biopharma LLC (“ALS”) and  Fox Chase Chemical Diversity Center, Inc. (FCCDC) to develop Biohaven’s family of over 300 prodrugs of glutamate modulating agents as well as other innovative technologies. Under this agreement, Biohaven will provide $1.5M in research funding to FCCDC to advance a lead prodrug candidate to IND filing.

FCCDC is a Pennsylvania based drug discovery company with exceptional medicinal chemistry, target validation, pharmacology and chemical biology capabilities. FCCDC is located within the 112,000 square foot Pennsylvania Biotechnology Center (PBC), and is affiliated with the Pennsylvania Drug Discovery Institute. FCCDC has approximately 20 staff members and over 300 years of cumulative drug discovery experience ranging from big pharma (Johnson &Johnson, Merck) to numerous biotech companies. FCCDC has received over $18.9 M in research funding since its inception. FCCDC is fully equipped to meet chemistry synthesis and analytic needs.

FCCDC is led by CEO Dr. Allen Reitz who has over 33 years of demonstrated accomplishment as a medicinal chemist in the pharmaceutical industry, including nearly 26 years with Johnson & Johnson. Dr. Reitz led the medicinal chemistry research effort at the Spring House Pennsyvlania site of Johnson & Johnson in the area of central nervous system therapeutics for both psychiatry and neurology. Dr. Reitz has over 140 scientific publications and 60 issued U.S. patents, and is the Editor-in-Chief of the journal Current Topics in Medicinal Chemistry. He has extensive experience in project and portfolio management, target validation, hit triage, hit to lead and lead optimization medicinal chemistry, eADME profiling, and preclinical candidate selection. He is also Adjunct Professor at Drexel University College of Medicine, holds an Executive Masters in Technology Management from the University of Pennsylvania (Wharton, Penn Engineering), and is a Moore Fellow in the Management of Technology (U. Penn.).

Declan Doogan, M.D., Portage’s CEO and Biohaven Executive Chairman, commented, “This strategic alliance with FCCDC ensures that our intellectual property pertaining to prodrugs of certain glutamate modulating agents will be advanced expeditiously and in the most capable hands.  Dr. Reitz is a proven leader in medicinal chemistry and working with his team adds significant value to our drug development enterprise. Biohaven is now poised to execute on drug development programs from the chemistry labs to the clinic.”

Allen Reitz, Ph.D., Chief Executive Officer of FCCD stated, “Combining our expertise in the advancement of early drug candidates with Biohaven’s late stage clinical development experience represents the ideal partnership. For example, this alliance will ensure that this family of glutamate modulating prodrugs will quickly be brought to patients in the clinic.”

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. In addition, Biohaven has purchased the IP rights to over 300 prodrugs of glutamate agents, filed for its own patents and received a license agreement from Catalent UK, Swindon Zydis Limited for the use of its Zydis® technology for Biohaven’s products.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.